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PRUDENTIAL WORLD FUND, INC.

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102-4077

May 24, 2012

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:     Prudential World Fund, Inc.

Post-Effective Amendment No. 65 to the Registration Statement
under the Securities Act of 1933 (No. 002-89725) and
Amendment No. 66 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-03981)

Filed March 22, 2012__________________________

Mr. Larry Greene
Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Greene:

We filed through EDGAR on March 22, 2012 on behalf of Prudential World Fund, Inc. (“Registrant”) Post-Effective Amendment No. 65 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 66 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) of the Securities Act of 1933 solely for the purpose of adding a new, fifth series to Registrant, Prudential Jennison International Opportunities Fund (the “Fund”), with effectiveness designated as June 5, 2012.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on May 8, 2012 on the Amendment. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 67 to Registrant’s registration statement.

Prospectus

1.      Comment

Consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter dated July 30, 2010 from the SEC to the Investment Company Institute.

Response

Registrant will consider such guidance and will make any additional revisions to the Fund’s disclosure that are necessary.

2.      Comment

In the “Annual Fund Operating Expenses” table:

(a)	Add a line item related to Acquired Fund fees, if applicable.

(b)	In footnote 1, the Staff inquired about the parenthetical detail listing the components of “Other Expenses.”

(c)	In footnote 2, the contractual fee waiver is stated to exclude 12b-1 fees, interest, brokerage, extraordinary and certain other expenses, including taxes, interest and brokerage commissions. The Staff inquired as to whether interest, which is excluded from the fee waiver, is included under “Other Expenses.”

(d)	In footnote 2, the Staff requested disclosure regarding who can terminate the contractual fee waiver and under what circumstances (see Instruction 3(e) to Item 3 of Form N-1A ).

(e)	Confirm that the font size for the disclosures in the “Annual Fund Operating Expenses” table conforms to the requirements of Rule 420 under the 1933 Act.

Response

(a)

Although the Fund may invest in other funds, the amount of estimated expenses attributable to acquired funds does not exceed 0.01% (one basis point) of the Fund’s average net assets, and as a result t he amount of such investments does not require a separate line item under Instruction 3(f)(i) to Item 3 of Form N-1A.

(b)	The components of “Other Expenses” are listed as permitted by Instruction 3(c)(iii) to Item 3 of Form N-1A.

(c)	Interest expense, which is excluded from the fee waiver, is not an operating expense of the Fund and as a result is not included under “Other Expenses.” Interest expense would be deducted from the Fund’s dividend or interest income.

(d)	Disclosure will be added that, “The decision whether to renew, modify or terminate the waiver is subject to review by the Manager, the Distributor, and the Fund’s Board of Directors.”

(e)	To the extent necessary for convenient presentation, the font size will be at least eight-point consistent with Rule 420 of the 1933 Act.

3.      Comment

Under “Investments, Risks and Performance – Principal Investment Strategies,” revise the disclosure, as necessary, to convey a policy that under normal market conditions, the Fund invests a significant amount of its assets in a significant number of countries.

Response

The disclosure will read as follows: “The Fund will invest primarily in equity and equity-related securities of companies of non-U.S. issuers located in various countries outside the U.S., including non-U.S. issuers located in emerging markets. The Fund can invest without limit in foreign securities, typically invests in a number of different countries, and may invest a significant portion of its assets in companies located in emerging markets.”

4.      Comment

Under “Investments, Risks and Performance – Principal Risks of Investing in the Fund – Geographic Concentration Risk,” if investments in any single country approach 25% of the Fund’s total assets, identify the country.

Response

The Fund has not adopted a policy under Section 8(b) of the 1940 Act to concentrate investments in any single country. The section reads as follows:

                  Geographic Concentration Risk. The Fund’s performance could be closely tied to the market, economic, political, regulatory or other conditions in the countries or regions in which the Fund invests. This can result in more pronounced risks based upon conditions that impact one or more countries or regions more or less than other countries or regions.

5.      Comment

Under “Other Investments and Strategies – Exchange Traded Funds,” add disclosure regarding duplicate fees. Also, add a line item to the Fee Table related to Acquired Fund fees, if applicable.

     Response

(a)	The disclosure reads, “Investing in ETFs may entail duplicate fees.”

(b)	Although the Fund may invest in other funds, including ETFs, the amount of estimated expenses attributable to acquired funds does not exceed 0.01% (one basis point) of the Fund’s average net assets, and as a result the amount of such investments does not require a separate line item under Instruction 3(f)(i) to Item 3 of Form N-1A.

6.      Comment

Under “Other Investments and Strategies – Fixed-Income Obligations,” explain the terms “bonds” and “notes.”

Response

Disclosure will be added as a new second sentence that reads as: “Notes are typically issued with two-, three-, five- or ten-year terms to maturity, whereas bonds are longer-term investments issued terms to maturity of 10 years or more.”

7.      Comment

Under “Other Investments and Strategies – Short Sales,” if dividend expense on securities sold short as as a percentage of net assets estimated for the current fiscal year is greater than 0.05% (i.e, 5 basis points), add a line item to the Fee Table.

Response

Estimated dividend expense on securities sold short is less than 5 basis points and as a result, a separate line item in the Fee Table for dividend expense on securities sold short is not necessary.

8.      Comment

Under “Other Investments and Strategies – Reverse Repurchase Agreements,” the Staff asked whether the estimated interest rate expense on reverse repurchase agreements is included under “Other Expenses” in the Fee Table.

Response

Interest expense, including interest expense on reverse repurchase agreements, is not an operating expense of the Fund and as a result is not included under “Other Expenses” in the Fee Table. Interest expense would be deducted from the Fund’s dividend or interest income.

9.      Comment
             Under “Other Investments and Strategies – Derivatives, “ the Staff requested clarification regarding the phrase “economic exposure” in the sentence that reads, “They provide investors with economic exposure equivalent to a direct holding in an individual stock, basket of stocks or equity indices in a single security.”

Response

For clarity, the sentence will be revised to read as follows: “They provide investors with economic exposure closely correlated with a direct holding in an individual stock, basket of stocks or equity indices in a single security.”

Statement of Additional Information(SAI)

1.      Comment

Under “Investment Risks and Considerations – Securities Lending,” add disclosure that the securities lending agent may be an affiliate and that there may be a conflict.

Response

The disclosure that separately appears later in the SAI under “Other Service Providers – Securities Lending Agent” will be repeated under “Investment Risks and Considerations – Securities Lending” and will read as follows: “Prudential Investment Management (“PIM”) serves as securities lending agent for the Fund, and in that role administers the Fund’s securities lending program. PIM is an affiliate of PI. For its services, PIM receives a portion of the amount earned by lending securities.”

2.      Comment

Under “Investment Restrictions,” with respect to fundamental investment restriction #6, the Staff requested clarification to reference industry or group of industries.

Response

Fundamental investment restriction #6 will be revised to read as follows: “The Fund may not purchase any security if as a result 25% or more of the Fund’s total assets would be invested in the securities of issuers having their principal business activities in the same industry or group of industries, except for defensive purposes, and except that this limitation does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.”

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
(b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-367-1495. Thank you for your assistance in this matter.

                                                                Very truly yours,

                                                                /s/ Katherine P. Feld
                                                                Katherine P. Feld
                                                                Vice President & Corporate Counsel
                                                                Prudential Investments LLC

cc: Jonathan Shain

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